

June 27, 2013

<u>Via Email</u>
Jay Margolis
Chief Executive Officer
Cache, Inc.
1440 Broadway
New York, NY 10018

  Re: Cache, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed June 14, 2013
     File No. 001-35865

Dear Mr. Margolis:

  We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A filed June 14, 2013</u>

<u>Proposal 5 To Approve The Agreement And Plan Of Merger Between The Company and Cache Delaware, Pursuant To Which The Company Will Merge With And Into Cache Delaware For The Sole Purpose Of Changing The Company's State Of Domicile, Including The Approval Of The Certificate Of Incorporation of Cache Delaware, page 32</u>

1. We note your disclosure on page 35 that the proposal may result in your being governed by a charter and bylaws "in certain ways different from that of the current Articles of Incorporation and Bylaws …" The disclosure that follows describes material differences such as the treatment of interested stockholder transactions and a forum selection clause, among other items. For each material change, please confirm that neither Florida law, nor NASDAQ listing standards, nor your existing Articles or Bylaws, would require shareholder approval of the proposed change if it were presented on its own. In

responding, please also advise us how you considered Rule 14a-4(a)(3) and the guidance in Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

Cc: Damania Farzad
Schulte Roth & Zabel LLP